Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4

ITEM 2 Date of Material Change

November 28, 2006

ITEM 3 News Release

News Release dated November 28, 2006 was issued and disseminated on November 28, 2006 through the services of CCN Matthews and filed that same date on SEDAR.

ITEM 4 Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced its plan to reorganize its research activities to focus on the completion of its existing pipeline products that provide near term potential revenue streams.

ITEM 5 Full Description of Material Change

ViRexx announced that it has prioritized its research activities to focus on the completion of its existing pipeline products that provide near term potential revenue streams.

With a focus on the ViRexx’s near term product opportunities ViRexx will reduce internal research expenditures in excess of 65% as compared with the planned research expenditures for the 2007/08 time horizon. ViRexx is now projected to operate with an average monthly expenditure rate of under $900,000. As part of this plan ViRexx will:

•	Focus research expenditures on near term product opportunities,
•	Control expenditures on longer term opportunities by partnering or licensing earlier stage programs to maintain clinical and commercial timelines,
•	Reduce overall expenditures to minimize the level of additional capital required, and
•	Maximize the allocation of existing capital prior to data analysis of the two ongoing Phase III OvaRex® MAb trials.

ViRexx will accelerate business development efforts by identifying a joint venture partner for its lead Chimigen™ vaccine, HepaVaxx B Vaccine. Partnering the HepaVaxx B Vaccine program prior to a Phase II trial will provide the benefit of a partner with late-stage clinical development expertise and commercial experience in regions, such as Asia, that have the highest incidence of hepatitis B. ViRexx will reduce its research activities outside of its near term product opportunities and accordingly will reduce its full time equivalents (FTE) in its research division by seven, resulting in an overall FTE count of 23 at ViRexx.

The plan calls for ViRexx to achieve a number of significant milestones with its existing capital resources. Over the next 12 months ViRexx expects to reach the following milestones:

•	Completion of the data analysis of two pivotal Phase III trials of OvaRex® MAb,
•	Completion of GMP manufacturing of a clinical batch of Occlusin™ 500 Device,
•	Completion of a Phase II study of immune response to OvaRex® MAb,
•	Initiate technology transfer, scale up, and preparation for the manufacture of OvaRex® MAb with ViRexx’s European supply partner, Tecnogen,
•	Completion of the Phase I Occlusin™ 50 Injection trial,
•	Submission of an Investigational Trial Application (ITA) for a Phase I study of the Occlusin™ 500 Device study
•	Completion of the Phase I HepaVaxx B Vaccine trial,
•	Submission of a regulatory filing for a HepaVaxx B Vaccine Phase II trial.

ITEM 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7 Omitted Information

Not Applicable

ITEM 8 Executive Officer

Marc Canton
President and Chief Operating Officer
Phone: (780) 989-6717

ITEM 9 Date of Report

          December  6, 2006